UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 5, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hampshire Group, Limited

File No. 000-20201 - CF#26561

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Hampshire Group, Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 21, 2011, and amended on October 26, 2011, and Form 10-Q filed on November 15, 2011.

Based on representations by Hampshire Group, Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.40 (filed as Exhibit 10.2 to Form 10-Q) through October 28, 2014
Exhibit 10.48 (filed as Exhibit 10.3 to Form 10-Q) through September 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel